Ex. 99.28(d)(27)(vii)

Amendment

to Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Harris Associates L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Harris Associates L.P., a Delaware Limited Partnership and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of the 13th day of September, 2021 where the April 27, 2015 Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to a certain series (the “Fund”) of JNL Series Trust (the “Trust”), as identified on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the JNL/Harris Oakmark Global Equity Fund, effective September 1, 2023.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 1, 2023, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of September 1, 2023.

Jackson National Asset Management, LLC		Harris Associates L.P.

By:	/s/ Mark D. Nerud	By:	/s/ Zachary D. Weber
Name:	Mark D. Nerud	Name:	Zachary D. Weber
Title:	President and CEO	Title:	Chief Financial Officer

Schedule B

Dated September 1, 2023

(Compensation)

JNL/Harris Oakmark Global Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $100 million	0.590%
$100 million to $200 million	0.490%
$200 million to $750 million	0.400%
$750 million to $1 billion	0.375%
Amounts over $1 billion	0.360%

B-1